COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME

FUND

280 PARK AVENUE, 10TH FLOOR

NEW YORK, NEW YORK 10017

October 23, 2020

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Esq.

Re:	Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333- 234772; 811-23493)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 9:00 a.m. on Tuesday, October 27, 2020, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

The acceleration request of the representative of the underwriters, Morgan Stanley & Co. LLC, which also will include certain information regarding the distribution of the Fund’s Preliminary Prospectus, dated September 24, 2020, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND

By:	/s/ Dana A. DeVivo
Name: Dana A. DeVivo
Title: Secretary and Chief Legal Officer

[PTA Acceleration Request Signature Page]

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

October 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Grzeskiewicz, Esq.

Cohen & Steers Tax-Advantaged Preferred Securities & Income Fund

Registration Statement on Form N-2

File Nos. 333-234772; 811-23493

Dear Mr. Grzeskiewicz,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned registration statement, hereby joins in the request of Cohen & Steers Tax-Advantaged Preferred Securities & Income Fund that the effectiveness of the registration statement on Form N-2 relating to such securities be accelerated so that the registration statement will become effective by 9:00 a.m., Eastern Time, on October 27, 2020, or as soon thereafter as practicable.

[Signature page follows]

Sincerely,

Morgan Stanley & Co. LLC

As representative of the several underwriters

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Executive Director